Filed Pursuant to Rule 433
Registration No. 333-190911-07

Entergy Louisiana, LLC
$425,000,000
Collateral Trust Mortgage Bonds,
3.25% Series due April 1, 2028
Final Terms and Conditions
March 17, 2016

Issuer:	Entergy Louisiana, LLC

Security Type:	Collateral Trust Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A- (positive outlook) by Standard & Poor’s Ratings Services

Trade Date:	March 17, 2016

Settlement Date (T+5):	March 24, 2016

Principal Amount:	$425,000,000

Interest Rate:	3.25%

Interest Payment Dates:	April 1 and October 1 of each year

First Interest Payment Date:	October 1, 2016

Final Maturity Date:	April 1, 2028

Optional Redemption Terms:	Make-whole call at any time prior to January 1, 2028 at a discount rate of Treasury plus 25 bps and, thereafter, at par

Benchmark Treasury:	1.625% due February 15, 2026

Spread to Benchmark Treasury:	135 bps

Benchmark Treasury Price:	97-16+

Benchmark Treasury Yield:	1.901%

Re-offer Yield:	3.251%

Price to Public:	99.990%

Net Proceeds Before Expenses:	$422,088,750

CUSIP / ISIN:	29364W AW8 / US29364WAW82

Joint Book-Running	Barclays Capital Inc.
Managers:	BNP Paribas Securities Corp.
Mitsubishi UFJ Securities (USA), Inc.
SMBC Nikko Securities America, Inc.

Co-Managers:	Regions Securities LLC
Mischler Financial Group, Inc.
The Williams Capital Group, L.P.

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll free at 1-888-603-5847, (ii) BNP Paribas Securities Corp. toll free at 1-800-854-5674, (iii) Mitsubishi UFJ Securities (USA), Inc. toll free at 1-877-649-6848 or (iv) SMBC Nikko Securities America, Inc. toll free at 1-888-868-6856.